5390 Triangle Parkway, Suite 300
Norcross, GA 30092

888.565.5525
www.comverge.com

January 16, 2012

Via Federal Express

Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Comverge, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
                        Filed March 9, 2011
                        File No. 1-33399

Dear Ms. Blye:

This letter sets forth the responses of Comverge, Inc. (the “Company”) to comments to the above-referenced filing received from the Staff of the Office of Global Security Risk, Division of Corporation Finance (the “Staff”') of the Securities and Exchange Commission (the “Commission”) by letter dated January 6, 2012.  For your convenience, we have set forth each of the Staff’s original comments immediately preceding each of the Company’s responses.

General

1.
We note the disclosure in Exhibit 10.1 to your Form 10-Q/A for the quarterly period ended June 30, 2010, filed May 19, 2011, that on June 11, 2010, you entered into a joint venture agreement with Projects International, Inc., pursuant to which the parties will identify and jointly pursue business opportunities in several countries, including Iran and Syria.  Iran and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran and Syria, whether through subsidiaries, joint ventures, or other direct or indirect arrangements.  Your response should describe any goods, services, technology, information, or support that you have provided into Iran and Syria, directly or indirectly, and any agreements commercial arrangements, or other contacts you have had with the Iranian and Syrian governments or entities they control.

Response:

The Company entered into a master joint venture agreement with Projects International, Inc. (“PI”) on June 11, 2010 (the “PI Master JV”).  In addition, subsidiaries of the Company and PI entered into a separate master joint venture agreement with a Saudi Arabian regional company, Saudi Cable Company (“SCC”), on March 29, 2011 (“SCC Master JV”). The SCC Master JV provided for the joint venture to then enter into regional joint ventures to pursue demand management and energy services utilizing the Company’s products and services.  The geographic territories provided under the PI Master JV and the SCC Master JV both contain the “MENA” (Middle East and North Africa) countries, including Saudi Arabia, Algeria, Bahrain, Cyprus, Djibouti, Egypt, Iran, Iraq, Jordan, Kuwait, Lebanon, Libya, Malta, Morocco, Oman, Qatar, Syria, Tunisia, United Arab Emirates, West Bank, Gaza, Yemen, Pakistan and Turkey.  To date, no regional joint ventures have been established in any country under either the PI Master JV or the SCC Master JV. Pursuant to both agreements, the Company has the ability to decline to enter into business ventures in specific countries, including Iran and Syria.

To date, neither the Company nor PI has done any business with or within Iran or Syria, whether through subsidiaries, joint ventures, including without limitation the PI Master JV and the SCC Master JV, or other direct or indirect arrangements.   Neither the Company nor PI has provided, directly or indirectly, any goods, services, technology, information or support to either Iran or Syria.  Neither the Company nor PI, whether through subsidiaries, joint ventures, including without limitation the PI Master Agreement and the SCC Master JV, or other direct or indirect arrangements, have any contracts, agreements or commercial arrangements with either the Iranian or Syrian governments or entities they control.  The PI Master JV and SCC Master JV included Iran and Syria solely for geographic purposes for potential future business and only to the extent conducting such business would be in compliance with U.S. law.

2.
Please discuss the materiality of your contacts with Iran and Syria, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Iran and Syria for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran or Syria.

Response:

The Company, individually or through the PI Master JV and SCC Master JV, does not have any contracts with Iran or Syria.

*           *           *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge the receipt of this response by date-stamping the enclosed copy of this letter and returning it in the enclosed envelope. If you have any questions or comments concerning this response or other matters, please do not hesitate to call the undersigned at (678) 802-8383 or Steven M. Tyndall, Esq. at (512) 322-2628.

Very truly yours,

  /s/ Matthew H. Smith
Matthew H. Smith
Senior Vice President and General Counsel

cc:           R. Blake Young, Comverge, Inc.
Steven M. Tyndall, Esq., Baker Botts LLP